UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number  001-12929

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CommScope, Inc.

1100 CommScope Place SE, P.O. Box 339
Hickory, North Carolina 28602

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

NOTE:

All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of
CommScope, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the CommScope, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Cherry, Bekaert & Holland L.L.P.

Charlotte, North Carolina
June 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of
CommScope, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the CommScope, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
June 25, 2007

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments - at fair value	$247,069,199	$205,864,121

Receivables:
Employer contributions	340,796	363,129
Participant contributions	356,354	387,405

Total receivables	697,150	750,534

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	247,766,349	206,614,655

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(127,860)	144,805

NET ASSETS AVAILABLE FOR BENEFITS	$247,638,489	$206,759,460

See notes to financial statements.

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Investment income:
Interest and dividend income	$11,286,997	$8,115,812
Net appreciation in fair value of investments	20,049,648	23,148,406

Total investment income	31,336,645	31,264,218

Contributions:
Employer’s	10,092,723	9,403,609
Participants’	12,140,519	11,183,547
Participants’ rollovers	1,614,810	677,298

Total contributions	23,848,052	21,264,454

Total additions	55,184,697	52,528,672

DEDUCTIONS—Benefits paid to participants	(14,305,668)	(15,684,697)

NET INCREASE	40,879,029	36,843,975

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	206,759,460	169,915,485

End of year	$247,638,489	$206,759,460

See notes to financial statements.

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.                        DESCRIPTION OF THE PLAN

The following description of the CommScope, Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

On December 27, 2007, CommScope, Inc. acquired Andrew Corporation.  This acquisition did not have an impact on the Plan’s financial statements as of and for the years ended December 31, 2007 and 2006.

General—The Plan is a defined contribution plan covering all eligible domestic employees of CommScope, Inc. and subsidiaries (the “Company”) who are not eligible for participation in the Andrew Corporation Profit Sharing Trust or covered by a collective bargaining agreement. Eligibility for participation in the salary deferral savings and Company-matching portions of the Plan occurs on the first day of the calendar month following the completion of one hour of service.

The Administrative Committee is responsible for the general administration and interpretation of the Plan and for carrying out its provisions. The Investment Committee is responsible for the investment of the assets of the Plan. Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants may contribute any whole percentage from 1% up to 100% of their pretax annual base compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. A participant’s compensation is automatically reduced by 2% and that amount is contributed to the Plan for the benefit of the participant, unless the participant makes an affirmative election otherwise.

The Company contributes 2% of base compensation for all eligible employees and matches 100% of the first 4% of compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (participants’ rollovers).

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions and the Company’s contributions, as well as account earnings. Participant accounts are also charged with any benefit payments and any account losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions in increments of 10% into various investment options offered by the Plan. One half of the Company-matching contribution is automatically invested in the CommScope Stock Fund but may be transferred by the participant at any time thereafter to any other investment option in the Plan, subject to insider trading restrictions. The Plan currently offers twenty-two mutual funds, a common trust stable value fund and the CommScope Stock Fund as investment options for participants.

Vesting—Participants are immediately vested in all contributions and related earnings in their accounts provided they have completed at least one hour of service on or after January 1, 2006.

Forfeitures—At December 31, 2007 and 2006, forfeited non-vested accounts totaled $0 and $281,519, respectively.  At December 31, 2007 and 2006, non-vested accounts that have not yet been forfeited totaled $164,904 and $159,758, respectively.  During 2007 and 2006, employer contributions were reduced by $312,454 and $0, respectively, from forfeited non-vested accounts.

Participant Loans—Participants may borrow from their accounts up to $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed (5% - 10% at December 31, 2007). Principal and interest are paid ratably through payroll deductions. The maximum term for a general purpose loan is five years and the maximum term for a principal residence loan is 15 years.

Payment of Benefits—Withdrawals from participant accounts are permitted upon reaching age 59 1/2, termination, retirement, death, disability or financial hardship, as defined by the Plan. Distributions are generally paid in a lump sum in cash. As described in the Plan document, other in-service withdrawals are available to participants.

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds, a common trust fund and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The CommScope Stock Fund is valued at year-end unit closing price (comprised of year-end market price for shares held by the CommScope Stock Fund plus the value of money-market reserves).  Participant loans are valued at the outstanding loan balances.

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”).  The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investment in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—All administrative expenses of the Plan, with certain limited exceptions, such as expenses incurred with respect to making participant loans and reviewing qualified domestic relations orders, are paid by the Company.

Payments of Benefits—Benefit payments are recorded when paid.

3.                        INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits at fair value as of December 31, 2007 and 2006 are as follows:

	2007	2006

Vanguard Wellington Fund Investor Shares, 1,367,319 and 1,242,707 shares, respectively	$44,601,933	$40,301,002
Vanguard 500 Index Fund Investor Shares, 275,223 and 268,114 shares, respectively	37,196,443	35,013,049
Vanguard Federal Money Market Fund, 17,069,688 and 16,271,322 shares, respectively	17,069,688	16,271,322
Vanguard Retirement Savings Trust, 16,770,397 and 15,193,119 units, respectively	16,898,257	15,048,314
Vanguard International Growth Fund, 562,692 shares	13,966,038	*
CommScope Stock Fund, 1,422,893 and 1,033,039 units, respectively	44,707,308	31,487,026

*	Investment did not represent 5% or more of Plan net assets available for benefits at fair value as of December 31, 2006

The Plan’s investments appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $20,049,648 and $23,148,406, during 2007 and 2006, respectively, as follows:

	2007	2006

Vanguard mutual funds:
Wellington Fund Investor Shares	$185,612	$2,328,107
500 Index Fund Investor Shares	1,232,010	4,149,694
Extended Market Index Fund Investor Shares	221,656	749,982
GNMA Fund Investor Shares	119,209	(50,983)
International Growth Fund	390,133	678,986
STAR Fund	(24,478)	319,172
U.S. Growth Fund	445,083	43,146
Explorer Fund	(330,154)	(110,210)
Morgan Growth Fund Investor Shares	(159,598)	273,161
Total Bond Market Index Fund	53,818	(6,903)
Windsor II Fund Investor Shares	(936,144)	490,543
Target Retirement 2005 Fund	(25)	(233)
Target Retirement 2010 Fund	(634)	—
Target Retirement 2015 Fund	22,545	44,061
Target Retirement 2020 Fund	(125)	—
Target Retirement 2025 Fund	55,318	73,645
Target Retirement 2030 Fund	(8,428)	—
Target Retirement 2035 Fund	36,253	70,180
Target Retirement 2040 Fund	853	—
Target Retirement 2045 Fund	18,059	19,168
Target Retirement 2050 Fund	(202)	—
Target Retirement Income	6,843	(4,134)
CommScope Stock Fund	18,722,044	14,081,024

Net appreciation in fair value of investments	$20,049,648	$23,148,406

4.                        EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Plan held common stock of CommScope, Inc., with a cost basis of $23,033,711 and $20,439,648, respectively. During the years ended December 31, 2007 and 2006, the Plan recognized no dividend income related to CommScope, Inc. common stock.

5.                        PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

8.                        RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	2007	2006

Net assets available for benefits per the financial statements	$247,638,489	$206,759,460
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	127,860	(144,805)

Net assets per the Form 5500	$247,766,349	$206,614,655

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the years ended December 31, 2007 and 2006.

	2007	2006

Total additions per the financial statements	$55,184,697	$52,528,672
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	272,655	(144,805)

Total income per the Form 5500	$55,457,352	$52,383,867

9.                        FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 29, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter.  A determination letter application is currently pending before the IRS.  However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.                 SUBSEQUENT EVENT

In May 2008, the Company’s Board of Directors approved the merger of the Andrew Corporation Profit Sharing Trust into the Plan to be effective on or about December 31, 2008, as well as certain other changes to the Plan that will be effective as of December 31, 2008.  These changes include:

•      Each active participant’s compensation will be automatically reduced by 4% and that amount will be contributed to the Plan for the benefit of the participant, unless the participant makes an affirmative election otherwise.

•      Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions.

******

SUPPLEMENTAL SCHEDULE

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

		Description of Investment,
Identity of Issue,		Including Maturity Date,
Borrower, Lessor,		Rate of Interest, Collateral,		Current
or Similar Party		Par or Maturity Value	Cost	Value

*	Vanguard Wellington Fund
	Investor Shares	Mutual Fund	**	$44,601,933

*	Vanguard 500 Index Fund
	Investor Shares	Mutual Fund	**	37,196,443

*	Vanguard Federal Money Market Fund	Mutual Fund	**	17,069,688

*	Vanguard STAR Fund	Mutual Fund	**	6,412,207

*	Vanguard International Growth Fund	Mutual Fund	**	13,966,038

*	Vanguard Extended Market Index
	Fund Investor Shares	Mutual Fund	**	9,123,077

*	Vanguard Explorer Fund	Mutual Fund	**	6,426,334

*	Vanguard Morgan Growth Fund
	Investor Shares	Mutual Fund	**	12,076,054

*	Vanguard Total Bond Market
	Index Fund	Mutual Fund	**	3,376,435

*	Vanguard Windsor II Fund
	Investor Shares	Mutual Fund	**	8,407,510

*	Vanguard Retirement Savings Trust	Common Trust Fund	**	16,898,257

*	Vanguard GNMA Fund Investor Shares	Mutual Fund	**	7,832,272

*	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	99,394

*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	19,797

*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	2,285,112

*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	28,532

*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	3,228,132

*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	320,743

*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	2,082,133

*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	75,523

*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	819,406

*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	5,662

*	Vanguard Target Retirement
	Income Fund	Mutual Fund	**	331,432

*	CommScope Stock Fund	Company Stock Fund	**	44,707,308

*	Various participants	Participant loans (maturing 2008 to 2022 at interest rates ranging from 5% to 10%)	**	9,679,777

	TOTAL INVESTMENTS			$247,069,199

*	Permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CommScope, Inc. Retirement Savings Plan

June 25, 2008	/s/ BARRY D. GRAHAM
Date	Barry D. Graham
Treasurer, CommScope, Inc.
Member, Administrative Committee

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Cherry, Bakaert & Holland L.L.P.
23.2	Consent of Deloitte & Touche LLP